Exhibit 99.5

Equity Repurchase Agreement

This Equity Repurchase Agreement (this “Agreement”) is entered into by and among the following Parties on December 29, 2021 (the “Execution Date”）in Beijing：

Party A: Junpen Guo

Party B: Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”)

Executive Partner: Qingdao Zhengnong Equity Investment Management Partnership (Limited Partnership)

Authorized Representatives: Changfu Lu

Party C: Ting Zhao

Party D: Zhihui Qiyuan (Hainan) Investment Co., Ltd

legal representative: Xiaoke Yin

Party E: Tianjin Yieryi Technology Co., Ltd.(“Yieryi”)

legal representative: Junpeng Guo

Whereas:

1.	Scienjoy Holding Corporation (“SHC”), GOLDEN SHIELD ENTERPRISES LIMITED (“GOLDEN SHIELD”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”), WALTER GLOBAL INVESTMENT LIMITED (“WALTER GLOBAL”), Party B and Party E hereto have entered into the Equity Acquisition Framework Agreement (the “Framework Agreement”) on [December 29] 2021, which provides Purchaser under the Framework Agreement will acquire all of the equity interests held by the shareholders in the Target Companies pursuant to the Framework Agreement.

2.	Party A, Party B, Party C and Party D are the shareholders of Party E.

3.	As an essential part of the overall transaction under the Framework Agreement, the Parties hereto is willing to make agreements with respect to Yieryi’s repurchase of all equity interest held by Weilaijin in Yieryi, after Weilaijin has received the Share Consideration issued by SHC pursuant to the Framework Agreement.

IN WITNESS WHEREOF, through friendly consultation, the Parties execute this Agreement on the terms and conditions set forth below.

Article 1 Share Repurchase

1.1	The parties to this Agreement agree that so long as Weilaijin has acquired certain SHC shares of M1 (as defined in the Framework Agreement) in accordance with the provisions under Article 4.1.2 of the Framework Agreement, Yieryi shall have the right to repurchase all the equity held by Weilaijin in Yieryi at a price of RMB 1 through reduction of registered capital of Yieryi. Weilaijin and other parties to this Agreement shall make full cooperation with Yieryi to complete above repurchase and registered capital reduction, including but not limited to, convention and participation of shareholders’ meetings, adoption of shareholders’ resolutions, execution of relevant agreements, documents. After the completion of the repurchase of equity and registered capital reduction, Weilaijin will not hold any equity interest in Yieryi.

1.2	If Weilaijin fails to complete the filing in relevant China’s governmental authorities regarding its offshore direct investment (“ODI”) and obtain requisite administrative approvals or permits (if any) so as to acquire the qualification for overseas investment by March 15, 2022, and does not have any other qualified overseas entities to hold SHC shares M1 to be issued by SHC, the parties shall perform their respective obligations in accordance with the Article 4.1.2(a) of the Framework Agreement, and in such case, Weilaijin agrees that Yieryi shall have the right to repurchase all the equity interest held by Weilaijin in Yieryi before April 1, 2022, at the price (P) of the result as follows: P=RMB260 million * 8%. Weilaijin and other parties to this Agreement shall make full cooperation with Yieryi to complete above repurchase and registered capital reduction, including but not limited to, convention and participation of shareholders’ meetings, adoption of shareholders’ resolutions, execution of relevant agreements, documents. After the completion of the repurchase of equity and registered capital reduction, Weilaijin will not hold any equity interest in Yieryi.

1.3	If the SHC shares acquired by Weilaijin cannot be registered with the SEC within 180 days after the issuance date of such shares, Weilaijin can choose the following methods.

1.3.1	Continue to hold such shares until completion of the share registration; or

1.3.2	Commencing from the one hundred and eighty first day after the issuance date of such shares and ending the two hundred and fortieth day after the issuance date of such shares, Weilaijin has the right to deliver a written notice to request Yieryi (by itself or a third party designated by it) to acquire all SHC shares held by Weilaijin at the price (P1) of the result as follows: P1 = the average price of SHC shares’ daily average price for the 20 trading days prior to the date of notice (daily average price equals to the total strike price of the stocks sold on the day/the total number of shares sold on that day) * the total number of SHC Class A Ordinary Shares held by Weilaijin. Yieryi shall complete the purchase of such shares within 60 days following the date of receipt of the notice. Written notice herein shall include email and EMS by post.

1.3.3	For the avoidance of doubt, if Weilaijin fails to exercise its rights under Article 1.3.2, it shall continue to hold the shares in accordance with Article 1.3.1 until the shares are registered

Article 2 Covenants of Party B

After execution of this Agreement, Party B shall make full cooperation with other parties to enter into all agreements, sign resolutions or any other documents related to this Agreement, and perform the Framework Agreement to effectuate completion of the transaction in relation to acquisition of business under the Framework Agreement.

Article 3 Effectiveness

This Agreement shall become effective upon all Parties’ execution by its authorized representative or with chop (if applicable).

Article 4 Force Majeure Event

4.1	In the event of an event of force majeure that directly affects the performance of this Agreement or the conditions agreed upon in this Agreement cannot be fulfilled, the party that has an force majeure event shall immediately notify the other party of the event by fax or other reasonable means, and shall, within thirty (30) days of the date of the event of the force majeure, provide details of documents that cannot perform or need to be extended to perform this Agreement, which shall be issued by a notary institution in the area where the force majeure event occurred.

4.2	No party shall have the right to claim compensation from the other party for the damage caused by the force majeure event.

Article 5 Liability of Breach

5.1	After execution of this Agreement, any party’s failure to perform or fail to promptly or improperly perform any of its obligations under this Agreement, or breach of any statement or guarantee made under this Agreement, shall constitute its breach of contract, shall be liable for breach of contract in accordance with the provisions of this Agreement or applicable laws.

5.2	If any Party A, Party B, Party C or Party D violates the obligations stipulated in this Agreement and fails to correct such breach after Party E’s notice, the breaching party shall be liable to pay Party E a damage with RMB 6,000 each day, commencing from the date of Party E’s notice and ending the date that such party has made correction.

Article 6 Governing Law and Dispute Resolution

6.1	The conclusion, validity, interpretation, execution and dispute resolution of this Agreement shall be governed by PRC law.

6.2	Where all disputes arising out of or relating to the execution of this Agreement shall be resolved by friendly negotiation. If the settlement cannot be negotiated, the Parties to this Agreement irrevocably agree to submit the dispute to the Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then effective. The arbitral award is final and binding on all Parties.

6.3	During the period of arbitration, all Parties shall continue to perform all other obligations under This Agreement except for the disputed matters or obligations submitted to the arbitration.

Article 7 Modification and Termination

7.1	This Agreement can be amended or terminated upon consensus of all Parties. The modification, termination or cancellation of this Agreement shall be in written form, subject to approval form authorities as applicable.

7.2	If this Agreement is terminated or the Transaction is canceled, the Parties shall take all necessary methods to restore the original status.

Article 8 Miscellaneous

8.1	Any party shall send a notice related to this Agreement to the other party in written form, and shall be sent by hand, fax, telex or post; if the notice is delivered by hand, it shall be sent when it reaches the registered address of the other party. If it is sent by fax or telex, the sender will be deemed to have been served after receiving the response code; if it is sent by post, the delivery date will be five (5) business days after the date of delivery.

8.2	Any amendment to this Agreement shall take effect only with the consent of the Parties and the signing of written documents, and any modifications and supplements shall be an integral part of this Agreement.

8.3	If this Agreement is inconsistent with the Framework Agreement, this Agreement shall prevail.

8.4	The failure or delay by any party in the exercise and/or entitlement of its rights and/or interests under this Agreement shall not be construed as a waiver of those rights and/or interests, and the exercise of such rights and/or interests shall not impede the future exercise of such rights and/or interests.

[signature pages to follow]

[Signature Page to Equity Repurchase Agreement]

Party A: Junpeng Guo

Signature: /s/ Junpeng Guo

Party B: Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)

Executive Partner: Qingdao Zhengnong Equity Investment Management Partnership (Limited Partnership)

Signature of Authorized Representative: /s/ Changfu Lu

Party C: Ting Zhao

Signature: /s/ Ting Zhao

Party D: Zhihui Qiyuan (Hainan) Investment Co., Ltd

Signature of the legal representative: /s/ Xiaoke Yin

Party E: Tianjin Yieryi Technology Co., Ltd.

Signature of the legal representative: /s/ Junpeng Guo